
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 8, 2009

<u>Via Facsimile and U.S. Mail</u>
Anatolio B. Cruz, III
Executive Vice President, Chief Legal Officer
Scripps Networks Interactive, Inc.
312 Walnut Street, Suite 1800
Cincinnati, OH 45202

> **Re:** **Scripps Networks Interactive, Inc.**
> **Schedule TO-I**
> **Filed June 1, 2009**
> **File No. 5-84128**

Dear Mr. Cruz:

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>

<u>Exhibit (a)(1)(i): Offer to Exchange</u>

<u>General</u>

1.   In your response letter, tell us how you disseminated the Offering Memorandum. If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the Eligible Holders

and the manner in which they typically receive company communications. We may have additional comments.

Important, page 5

2.   You disclose throughout the offer to purchase that the only means to tender and withdraw is electronically by means of the Offer Web Site. There is no indication, however, as to the accommodations, if any, that you will provide to any eligible employee who may not have Internet access. Explain why you believe limiting the manner in which option holders may tender into the Offer in this manner is appropriate, taking into account the characteristics of the eligible option holders and any other factors you believe are relevant under the facts presented.

3.   See our last comment above. We note your disclosure throughout the offer to purchase indicating that tenders submitted by means other than through the Offer Web Site, such as via hand delivery, interoffice, U.S. mail (or other post), Federal Express (or similar delivery service), facsimile and email, will not be permitted and will not be accepted. Please provide us with a legal analysis as to why you believe restricting the means of tendering to this process under all circumstances is acceptable.

4.   See the last two comments above. Under this heading and in Section 5, you disclose that withdrawals may only be submitted through the Offer Web Site. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.

Summary Term Sheet-Questions & Answers, page 7

Can the offer be modified…, page 9

5.   Please clarify the means by which notification of modification to the offer will be communicated or disseminated. We refer you to Rule 13e-4(d)(2).

Section 7. Conditions of the Exchange Offer, page 18

6.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. With this in mind, please clarify the statement in the last bullet point of conditions on page 27. Would the enactment of "any" rule or regulation, whether or not such enactment materially impacted the company, result in a trigger of this condition? As drafted, the condition appears to be overly broad. Please revise your disclosure to clarify the circumstances in which this condition would be deemed to apply.

7.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Section 15. Extension of Offer; Termination; Amendment, page 39

8.   Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at

(202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions